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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tyson Foods, Inc.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

902494103

(CUSIP Number)

D. J. Smith, Executive Vice President, Secretary and General Counsel, Archer-Daniels-Midland
Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone: (217)424-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 902494103			Page 2 of 4

1.	Name of Reporting Person: Archer-Daniels-Midland Company		I.R.S. Identification Nos. of above persons (entities only): 41-0129150

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,232,040

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 12,232,040

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,232,040

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.847%

14.	Type of Reporting Person (See Instructions): CO

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ARCHER-DANIELS-MIDLAND COMPANY
Statement Pursuant to Section 13(d) of the
Securities Exchange Act of 1934
Item 4. Purpose of Transaction.
On November 4, 2005, Archer-Daniels-Midland Company (“ADM”) sold 300,000 shares of the Issuer’s Class A Common Stock at a price of $18.4656 per share; 100,000 shares of the Issuer’s Class A Common Stock at a price of $18.5500 per share; and 59,000 shares of the Issuer’s Class A Common Stock at a price of $18.5238 per share. On November 7, 2005, ADM sold 210,500 shares of the Issuer’s Class A Common Stock at a price of $18.6182 per share. On November 8, 2005, ADM sold 137,900 shares of the Issuer’s Class A Common Stock at a price of $18.5818 per share.
Item 5. Interest in Securities of the Issuer.
As a result of the transactions described in Item 4 above, ADM beneficially owns 12,232,040 shares of the Issuer’s Class A Common Stock, or 4.847% of the outstanding Class A Common Stock, and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares. ADM does not own or have the right to acquire, directly or indirectly, any additional shares of the Issuer’s Class A Common Stock. ADM ceased to be a 5% beneficial owner of the Issuer’s Class A Common Stock on November 4, 2005.
In addition to the transactions described in Item 4 above, ADM has effected the following transactions in the Issuer’s Class A Common Stock within the past 60 days: 109,000 shares sold on November 3, 2005 at a price of $18.226 per share; 300,000 shares sold on November 3, 2005 at a price of $18.118 per share; 47,900 shares sold on November 2, 2005 at a price of $18.050 per share; 112,600 shares sold on October 24, 2005 at a price of $18.086 per share; 165,000 shares sold on October 20, 2005 at a price of $18.071 per share; 100,000 shares sold on October 19, 2005 at a price of $18.050 per share; 21,300 shares sold on October 10, 2005 at a price of $18.063 per share; 111,300 shares sold on October 7, 2005 at a price of $18.056 per share; 191,100 shares sold on October 6, 2005 at a price of $18.150 per share; 300,000 shares sold on October 3, 2005 at a price of $18.111 per share; 67,100 shares sold on September 13, 2005 at a price of $18.147 per share; 200,000 shares sold on September 12, 2005 at a price of $18.095 per share; and 14,100 shares sold on September 8, 2005 at a price of $18.370 per share.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2005

ARCHER-DANIELS-MIDLAND COMPANY

/s/ D. J. Smith

By: D. J. Smith
Its Executive Vice President, Secretary and General Counsel

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